EXHIBIT 4.3

                           GENERAL BINDING CORPORATION

                             STOCK OPTION AGREEMENT

TO:               Warren R. Rothwell

OPTION DATE:      February 23, 2001

OPTION PRICE:     $8.75

         In recognition of your past service as a Director of General Binding Corporation ("GBC"), you are hereby granted an Option by GBC, effective as of the date hereof, to purchase 10,000 shares of GBC Common Stock at a price per share of $8.75 subject to the terms and conditions set forth herein.

         This Option may be exercised as to all or any of the 10,000 shares on or after March 23, 2001. Notwithstanding the foregoing, the exercise date shall accelerate and the Option shall be fully exercisable upon your death or disability. To the extent this Option becomes exercisable, it may be exercised in whole or in part at any time prior to February 23, 2011, at which date the Option shall expire and no longer be exercisable. In the event of your death, all outstanding Options granted pursuant to this Agreement shall remain exercisable for a period ending on the earlier of (i) February 23, 2011 or (ii) one (1) year after the date of your death.

         No amendment, modification, or waiver of this Option in whole or in part shall be binding unless consented to in writing by either the Chairman of the Compensation Committee or the President of GBC, and by you, and no amendment may cause you to be unfavorably affected with respect to the Option granted hereunder.

         No shares shall be issued, transferred or delivered upon exercise of this Option unless the Board of Directors of GBC is satisfied that there has been full compliance with all applicable requirements of the Securities Act of 1933. GBC shall promptly file a Registration Statement on Form S-8 with the Securities and Exchange Commission to register the shares subject to this Option.

         The Board of Directors of GBC will make or provide for such adjustment in the exercise price and/or in the number or kinds of shares of GBC stock covered by this Option or reserved for issuance by GBC as it may deem to be equitable as a result of any change in the number or kind of outstanding shares of GBC resulting from any reorganization, recapitalization, stock split, stock dividend, merger, consolidation, rights offering or other change in capital structure or like transaction.

         This Agreement shall not confer upon you any right to continuance of tenure as a Director of GBC, nor shall this Agreement interfere in any way with GBC's right to terminate your Directorship at any time.

         In the event federal, state, or local taxes become required by law to be withheld with respect to any exercise by you or your estate under this Agreement, GBC shall have the authority to require you to remit to GBC an amount sufficient to satisfy such taxes.

         Please acknowledge your acceptance of this Option by signing one copy of this Option agreement and return it to me.


                                        GENERAL BINDING CORPORATION

                                        By: /s/ James A. Miller
                                           -------------------------------------
                                           James A. Miller
                                           Chairman

                                           /s/ Warren R. Rothwell
                                           -------------------------------------
                                           Warren R. Rothwell